UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 6, 2026

Aureus Greenway Holdings Inc.
(Exact name of registrant as specified in its charter)

Nevada	001-42507	99-0418678
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2995 Remington Boulevard Kissimmee, Florida	34744
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (407) 344 4004

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	AGH	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

Overview

On March 8, 2026, Aureus Greenway Holdings Inc., a Nevada corporation (“Parent” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Parent, Aureus Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), Autonomous Power Corporation, a Delaware corporation (“Target”), and Andrew Fox, solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of Target (the “Stockholder Representative”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Target (the “Merger”), with Target surviving as a wholly owned subsidiary of Parent (the “Surviving Company”), on the terms and subject to the conditions set forth in the Merger Agreement.

Merger Consideration

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any further action on the part of any party, each share of common stock of Target (“Target Common Stock”) issued and outstanding immediately prior to the Effective Time (other than excluded shares held by Target (in treasury or otherwise), a subsidiary of Target, or Parent or any of its affiliates) will be cancelled and automatically converted into the right to receive shares of common stock of Parent, par value $0.001 per share (“Parent Common Stock”) subject to the exchange ratio of 599.18229 (the “Exchange Ratio”). No fractional shares of Parent Common Stock will be issued in connection with the Merger; any fractional shares will be rounded up to the nearest whole share.

Each outstanding and unexercised Target stock option, whether vested or unvested, will be assumed by Parent at the Effective Time and automatically converted into a stock option to acquire Parent Common Stock on substantially the same terms and conditions, with the number of shares subject to such option and the per share exercise price adjusted based on the Exchange Ratio, in each case in a manner consistent with the requirements of Section 409A (and, as applicable, Section 422) of the Internal Revenue Code of 1986, as amended (the “Code”). Each outstanding Target warrant will similarly be assumed by Parent at the Effective Time and converted into a warrant to acquire Parent Common Stock, with the number of shares and exercise price adjusted based on the Exchange Ratio. No fractional shares of Parent Common Stock will be subject to stock options or warrants assumed by Parent in connection with the Merger; any fractional shares will be rounded up to the nearest whole share.

Earn-Out

In addition to the Merger Consideration, the former stockholders of Target will be entitled to receive an additional 42,500,000 shares of Parent Common Stock (the “Earn-Out Shares”) upon the achievement of certain milestones (each, an “Earn-Out Triggering Event”) during the earn-out period specified in the Merger Agreement (the “Earn-Out Period”). As set forth in the Merger Agreement, the Earn-Out Shares will be increased to 50,000,000 shares of Parent Common Stock in the event that the Company PIPE (as defined in the Merger Agreement) is consummated prior to the Closing. The Earn-Out Shares are issuable in up to five tranches upon the occurrence of the applicable Earn-Out Triggering Events, as set forth more fully in the Merger Agreement.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties made by each of Parent, Merger Sub, and Target. The Merger Agreement also contains customary covenants of each of Parent, Merger Sub and Target, including customary operating restricting Target and Parent from taking certain actions outside the ordinary course of business between the date of the Merger Agreement and the Effective Time, subject to certain exceptions. The representations and warranties contained in the Merger Agreement do not survive the Effective Time.

Conditions to Closing

The consummation of the Merger is subject to the satisfaction or waiver of certain customary conditions, including, among others: (i) the effectiveness of a registration statement on Form S-4 to be filed by Parent with the U.S. Securities and Exchange Commission (the “SEC”) to register shares of Parent Common Stock to be issued in the Merger; (ii) the mailing to Parent’s stockholders of an information statement on Schedule 14C pursuant to Regulation 14C (the “Information Statement”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) describing the Parent Voting Matters (as defined below); (iii) the receipt of the required approval of Target’s stockholders; (iv) the receipt of the required approval of Parent’s stockholders with respect to certain matters related to the Merger (the “Parent Voting Matters”); (v) the approval for listing on the Nasdaq Stock Market LLC (“Nasdaq”) of the shares of Parent Common Stock to be issued in connection with the Merger; (vi) the absence of any law, order, or injunction prohibiting consummation of the Merger; (vii) the accuracy of the representations and warranties of the other party (subject to certain materiality qualifiers) and material compliance by the other party with its covenants and agreements under the Merger Agreement; (viii) the absence of a material adverse effect with respect to either party; and (ix) the consummation of the Parent Financing (as defined below).

Board of Directors and Management

As of the Effective Time, the board of directors of Parent (the “NewCo Board”) will be reconstituted and will consist of five directors selected by Target. The NewCo Board will include Andrew Fox among such directors. Officers of the combined company are expected to include Andrew Fox as Chief Executive Officer and Chair of the Newco Board; Brett Velicovich as President and Chief Operating Officer; Ed Jordan as Chief Financial Officer; Ziv Marom as Chief Technology Officer; and Jim Biehl as Chief Legal Officer.

Lock-Up and Leak-Out Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain significant stockholders of Target (the “Company Significant Holders”) entered into lock-up agreements with Parent (each, a “Lock-Up Agreement”), which will become effective as of the Closing. Simultaneously with the execution of the Merger Agreement, certain significant stockholders of Parent (the “Parent Significant Holders”) entered into leak-out agreements with Parent (each, a “Leak-Out Agreement”), which will also become effective as of the Closing. The Lock-Up Agreements and Leak-Out Agreements restrict the sale and transfer of Parent Common Stock held by the respective parties for the periods or under the market conditions specified therein.

Termination

The Merger Agreement may be terminated prior to the Effective Time under specified circumstances set forth therein, including: (i) by mutual written consent of Parent and Target; (ii) by either party if the Merger has not been consummated by December 31, 2026 (the “End Date”), subject to certain conditions and extensions; (iii) by either party if any governmental authority has issued a final, non-appealable order permanently enjoining or prohibiting the consummation of the Merger, subject to certain conditions; (iv) by either party if the required approval of the other party’s stockholders has not been obtained and provided to the other party; (v) by Parent, if Target has materially breached any of its representations, warranties or covenants, subject to a 30-day cure period and certain conditions; or (vi) by Target, if Parent or Merger Sub has materially breached any of their respective representations, warranties or covenants, subject to a 30-day cure period and certain conditions.

Tax Treatment

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Merger Agreement has been adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

Private Placement

Overview

In connection with the Merger Agreement, and prior to the execution thereof, on March 6, 2026, Parent entered into the following definitive agreements in connection with a private placement (the “Private Placement” or “Parent Financing”) of its securities: (i) a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional and accredited investors (the “Purchasers”); (ii) a registration rights agreement (the “Registration Rights Agreement”) with the Purchasers and the holders of the Placement Agent Warrants (as defined below); and (iii) a placement agent agreement (the “Placement Agent Agreement”) with Dominari Securities LLC, as placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as placement agent on a “best efforts” basis in connection with the Private Placement. Parent expects to receive gross proceeds of approximately $9.0 million from the Private Placement, before deducting Placement Agent fees and other offering expenses. The consummation of the Private Placement is a condition to the obligations of Target to effect the Merger.

Securities

Pursuant to the Securities Purchase Agreement, Parent agreed to issue and sell to the Purchasers, and the Purchasers agreed to purchase from Parent, up to an aggregate of approximately $9.0 million of (i) shares of Parent Common Stock (the “Shares”) and/or (ii) pre-funded common stock purchase warrants (the “Pre-Funded Warrants”) to purchase shares of Parent Common Stock (“Warrant Shares”), in each case pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder. To the extent that a Purchaser’s purchase of Shares would cause such Purchaser (together with its affiliates and attribution parties) to exceed the Beneficial Ownership Limitation (as defined below), such Purchaser may elect to purchase Pre-Funded Warrants in lieu of Shares.

Purchase Price and Pre-Funded Warrants

The per share purchase price for the Shares is $3.00 (less $0.001 for each Pre-Funded Warrant purchased by a Purchaser), in each case subject to adjustment for stock splits, stock dividends, stock combinations and other similar transactions of Parent Common Stock occurring after the date of the Securities Purchase Agreement, and subject to stockholder approval if the total offering would constitute an issuance of 20% or more of Parent’s outstanding common stock at a price below the Minimum Price (the “Per Share Purchase Price”). The Pre-Funded Warrants are immediately exercisable, have a nominal exercise price of $0.001 per share (which has been pre-funded in full), and will expire only when exercised in full. Each Purchaser is subject to a beneficial ownership limitation of 4.99% (or, at the election of a Purchaser prior to issuance, 9.99%) of the shares of Parent Common Stock outstanding immediately after giving effect to any exercise. The Pre-Funded Warrants are subject to customary adjustments for stock splits, stock dividends, stock combinations, recapitalizations and similar events, as well as standard fundamental transaction protections.

Escrow; Closing Condition

Certain of the Purchasers have deposited their subscription amounts with Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”), pursuant to an Escrow Agreement among Parent, the Escrow Agent, and the Placement Agent. The Closing of the Private Placement is conditioned upon, among other things, the execution and delivery of a binding and definitive agreement between Parent and Target governing the acquisition or merger by and between Parent and the Target in form and substance satisfactory to the Company, which has been satisfied on March 8, 2026 upon execution and delivery of the Merger Agreement.

Placement Agent

Pursuant to the Placement Agent Agreement, Dominari Securities LLC is acting as placement agent on a “best efforts” basis in connection with the Private Placement. Parent agreed to pay the Placement Agent (i) a cash placement commission of 8.0% of the aggregate gross proceeds received in the Private Placement and (ii) warrants to purchase shares of Parent Common Stock in a number equal to 8.0% of the aggregate number of Shares (and, in the case of Pre-Funded Warrants, the shares underlying such warrants) sold in the Private Placement (the “Placement Agent Warrants”), with the Placement Agent Warrants to be immediately exercisable at an exercise price of $3.00 per share and to expire five (5) years from the date of issuance. Parent also agreed to reimburse the Placement Agent for reasonable legal fees and disbursements of Placement Agent’s counsel of up to $125,000, as well as certain other customary offering expenses. Parent has granted the Placement Agent a right of first refusal to act as sole book-running manager, underwriter, placement agent or financial advisor for any and all future equity or equity-linked offerings of Parent for a period of 12 months following the Closing of the Private Placement.

Placement Agent Warrants

Pursuant to the Placement Agent Agreement, at the Closing of the Private Placement, the Company will issue to the Placement Agent (or its designees) warrants (the “Placement Agent Warrants”) to purchase up to 240,774 shares of Parent Common Stock (the “Placement Agent Warrant Shares”). The Placement Agent Warrants will be immediately exercisable upon issuance at an exercise price of $3.00 per share and will expire five (5) years from the date of issuance, on March 6, 2031. The Placement Agent Warrants may be exercised on a cashless basis if, at the time of exercise, there is no effective registration statement registering the resale of the Placement Agent Warrant Shares. The Placement Agent Warrants are subject to a beneficial ownership limitation of 4.99% of the outstanding shares of Parent Common Stock immediately after giving effect to any exercise (which may be increased to 9.99% upon 61 days’ prior written notice to the Company). The Placement Agent Warrants are subject to customary adjustments for stock splits, stock dividends, stock combinations, recapitalizations, and similar events, as well as standard fundamental transaction protections.

Registration Rights

Pursuant to the Registration Rights Agreement, Parent agreed to file a registration statement on Form S-3 (or, if Form S-3 is not then available, on another appropriate form) to register the resale of the Shares, the Warrant Shares and the Placement Agent Warrant Shares (collectively, the “Registrable Securities”) within 30 calendar days following the Closing of the Private Placement (subject to extension in the event of a Subsequent Financing, as defined in the Registration Rights Agreement), and to use its commercially reasonable best efforts to cause such registration statement to be declared effective by the SEC no later than the 45th calendar day following the Closing of the Private Placement (or the 75th calendar day in the event of a “full review” by the SEC staff). Parent is required to maintain the effectiveness of the registration statement until all Registrable Securities covered thereby have been sold or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 under the Securities Act without the requirement for Parent to be in compliance with the current public information requirement under Rule 144.

Lock-Up

In connection with the Private Placement, Parent’s directors, executive officers and stockholders holding at least 10% of the outstanding shares of Parent Common Stock have entered into customary lock-up agreements restricting sales and transfers of Parent Common Stock for a period of 180 days after the later of the Closing of the Private Placement or the effectiveness of the registration statement filed pursuant to the Registration Rights Agreement. In addition, Parent has agreed not to offer, sell, issue, or otherwise transfer or dispose of, directly or indirectly, any equity of Parent or any securities convertible into or exercisable or exchangeable for equity of Parent for a period of 30 days after the later of the Closing or the effectiveness of such registration statement, with exemption for issuances under the terms of the Merger Agreement, without the prior written consent of the Placement Agent, subject to customary exceptions.

Additional Information Regarding the Merger Agreement

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The Merger Agreement has been filed to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Parent, Target, or their respective subsidiaries and affiliates. The representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties rather than establishing matters as facts. Investors and security holders should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Parent, Target, or any of their respective subsidiaries or affiliates.

Item 3.02 Unregistered Sales of Equity Securities

To the extent required by Form 8-K, the disclosures in Item 1.01 above relating to the Private Placement are incorporated herein by reference.

Forward-Looking Statements

This current report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the proposed business combination and anticipated benefits thereof, including future financial and operating results, statements related to the expected timing of the completion of the transactions, including the private placements and the expected use of proceeds thereof, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated benefits and strategic and financial rationale of the merger and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. The forward-looking statements are based on current expectations and assumptions believed to be reasonable, but there is no assurance that they will prove to be accurate.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or Target to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required regulatory and shareholder approvals, including Nasdaq listing requirements, which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the possibility that any of the anticipated benefits and projected synergies of the potential transactions will not be realized or will not be realized within the expected time period, (4) the limited operational history of Target as a combined organization and integration risks of acquired businesses, (5) diversion of management’s attention or disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of the Company or Target and the ability of the Company or Target to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against the Company or Target related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting the Company’s or Target’s businesses; (11) the evolving legal, regulatory, tax, and international trade regimes; (12) the nature, cost and outcome of potential litigation and other legal proceedings, including any such proceedings related to the transactions, (13) restrictions during the pendency of the proposed transaction that may impact the Company’s or Target’s ability to pursue certain business opportunities or strategic transactions; and (14) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as the Company’s and Target’s response to any of the aforementioned factors.

Additional factors which could affect future results of the Company and Target can be found in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Neither Target nor the Company undertakes any obligation to update forward-looking statements, except as required by law.

Important Additional Information and Where to Find It

In connection with the transactions, Parent will file a registration statement on Form S-4 with the SEC, which will include an information statement and preliminary prospectus of Parent. After the registration statement on Form S-4 is declared effective, Parent will mail to its stockholders a definitive information statement. Additionally, Parent expects to file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement on Form S-4 and joint information statement/prospectus when they become available (and any other documents filed with the SEC in connection with the transactions or incorporated by reference into the joint information statement/prospectus) because such documents will contain important information regarding the proposed transactions and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Parent through the website maintained by the SEC at http://www.sec.gov or at Parent’s website at https://www.aureusgreenway.com/secfilings.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of March 8, 2026, by and among Aureus Greenway Holdings Inc., Aureus Merger Sub Inc., Autonomous Power Corporation, and Andrew Fox, solely in his capacity as the Stockholder Representative
4.1	Form of Pre-Funded Common Stock Purchase Warrant
4.2	Form of Placement Agent Warrant, dated March 6, 2026, issued to the Placement Agent
10.1	Securities Purchase Agreement, dated as of March 6, 2026, by and among Aureus Greenway Holdings Inc. and the Purchaser named therein
10.2	Registration Rights Agreement, dated as of March 6, 2026, by and among Aureus Greenway Holdings Inc., the Purchaser named therein, and the holders of Placement Agent Warrants named therein
10.3	Placement Agent Agreement, dated as of March 6, 2026, by and between Aureus Greenway Holdings Inc. and Dominari Securities LLC
104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 9, 2026

Aureus Greenway Holdings Inc.

By:	/s/ Matthew J. Saker
Name:	Matthew J. Saker
Title:	Interim Chief Executive Officer and Director